Exhibit 3.102

State of Delaware Secretary of State Division of Corporations Delivered 07:04 PM 12/16/2008 FILED 06:31 PM 12/16/2008 SRV 081202436 – 4634565 FILE

CERTIFICATE OF FORMATION

OF

SOUTHEAST HMA HOLDINGS, LLC

1.	The name of the limited liability company is Southeast HMA Holdings, LLC.

2.	The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Southeast HMA Holdings, LLC this 15th day of December, 2008.

/s/ Timothy R. Parry
Timothy R. Parry, Organizer
Health Management Associates, Inc.
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108